02021288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-53605 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED
MAR 29 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pali Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue 4th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilary Bergman 212-546-0789
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz CPA's PC
(Name — *if individual, state last, first, middle name*)

111 Great Neck Road, Suite 201 (Address) Great Neck (City) New York (State) 11021 (Zip Code)

**CHECK ONE:**

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Hilary Bergman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pali Capital, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GILA KAPLAN
Notary Public, State of New York
No. 02KA6041446
Qualified in Kings County
Commission Expires 05/08/20 07

Notary Public

Signature

CHIEF OPERATING OFFICER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND FOR THE PERIOD
OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

TABLE OF CONTENTS

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Pali Capital, Inc.

We have audited the accompanying statement of financial condition of Pali Capital, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period October 1, 2001 through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pali Capital, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the period October 1, 2001 through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine + Meyrowitz CPAs PC

February 21, 2002

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

| | |
|---|---|
| ASSETS | |
| Cash and Cash Equivalents | $ 5,696,390 |
| Receivable from Broker - Dealer | 1,479,173 |
| Securities Owned Marketable, At Market Value | 1,321,328 |
| Prepaid Expenses | 68,125 |
| Fee Income Receivable | 550,000 |
| Warrants – NASDAQ | 20,100 |
| Property and Equipment | 477,452 |
| Security Deposit | 92,741 |
| TOTAL ASSETS | $ 9,705,309 |
| LIABILITIES | |
| Securities - Short | $ 148,924 |
| Accrued Expenses | 4,105,187 |
| Capital Lease Obligations | 134,087 |
| Due to Related Parties | 3,185,132 |
| TOTAL LIABILITIES | 7,573,330 |
| STOCKHOLDER'S EQUITY | |
| Common stock – 200 shares authorized, 60 shares issued an outstanding, $500 par value | 30,000 |
| Additional Paid in Capital | 2,293,924 |
| Retained Earnings (Deficit) | (191,945) |
| TOTAL STOCKHOLDER'S EQUITY | 2,131,979 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 9,705,309 |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions | $ 4,311,508 |
| Interest and Dividends | 27,840 |
| Trading Income | 1,380,982 |
| Other Revenue | 2,358,554 |
| Total Revenues | 8,078,884 |
| EXPENSES | |
| Commissions And Clearance Charges | 3,612,534 |
| Depreciation and Amortization | 52,152 |
| Employee Compensation and Benefits | 1,571,076 |
| Insurance | 6,144 |
| Interest | 10,250 |
| Occupancy | 93,082 |
| Office Expenses | 96,196 |
| Other Operating Expenses | 7,689 |
| Placement Fees | 1,353,554 |
| Professional Fees | 425,467 |
| Communication and Data Processing | 237,652 |
| Contributions | 13,100 |
| Business Development | 791,933 |
| Total Expenses | 8,270,829 |
| NET LOSS | $ (191,945) |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

| | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Contributed Capital | $ 30,000 | $2,293,924 | | $ 2,323,924 |
| Net Loss | | | $(191,945) | (191,945) |
| Balance - End Of Period | $ 30,000 | $2,293,924 | $(191,945) | $2,131,979 |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

| | |
|---|---|
| Subordinated Liabilities - Beginning Of Period | $ -0- |
| Increase/(Decrease) | -0- |
| Subordinated Liabilities - End Of Period | $ -0- |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Loss | $ (191,945) |
| Adjustments To Reconcile Net Loss To Net Cash From Operating Activities: | |
| Depreciation and Amortization | 52,152 |
| (Increase) In Receivable From Broker - Dealer | (68,226) |
| (Increase) In Prepaid Expenses | (38,135) |
| (Increase) In Fee Income Receivable | (550,000) |
| (Increase) In Security Deposit | (87,675) |
| Increase In Accrued Expenses | 1,110,826 |
| Total Adjustments | 418,942 |
| Net Cash From Operating Activities | 226,997 |
| Cash Flows From Investing Activities: | |
| Purchase of Securities | (611,419) |
| Purchase of Warrants-NASDAQ | (20,100) |
| Purchase Of Fixed Assets | (69,277) |
| Net Cash Flow (Used In) Investing Activities | (700,796) |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

| | |
|---|---|
| Cash Flows From Financing Activities: | |
| Contributed Capital | $ 3,287,156 |
| Payment of Capital Lease Obligations | (20,174) |
| Increase In Due To Related Parties | 2,903,206 |
| Net Cash Flow From Financing Activities | 6,170,188 |
| Increase In Cash | 5,696,389 |
| Cash And Cash Equivalents At Beginning Of Period | -0- |
| Cash And Cash Equivalents At End Of Period | $ 5,696,389 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

| | |
|---|---|
| Cash Paid During The Year For: | |
| Interest | $ 10,250 |

Non-cash financing transactions: contributed capital was reduced by the assumption of liabilities in excess of non-cash assets in the amount of $963,232.

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

## NOTE 1 – NATURE OF ORGANIZATION:

The Company began operations on October 1, 2001, after a series of mergers which resulted in Kelcop Group, Inc. continuing as the surviving Corporation and renamed as Pali Capital, Inc. (the "Company").

The merger began with Pali Capital, LLC merging into Kelcop Financial, Inc. and ended with Kelcop Financial, Inc. merging into Kelcop Group, Inc. Kelcop Group, Inc. redeemed 40 shares of its stock for various assets and liabilities resulting in Pali Capital, Inc. with a net capitalization of approximately $324,000. In addition, EuropeAmerican Investment Holdings N.V., the sole shareholder, contributed $2,000,000.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant:

(A) Security Transactions:
Securities transactions of the Company are recorded on a trade date basis. Investment revenue is recorded on an accrual basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by management.

(B) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(C) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(D) Translation of Foreign Currencies:
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

(E) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(F) Depreciation:
Depreciation is provided on both a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 3 – PROPERTY AND EQUIPMENT:

Assets are stated at cost. Depreciation and amortization are computed over the estimated useful life of the assets using various methods for both financial reporting and income tax purposes. Depreciation and amortization expense was $52,152, for the period December 31, 2001.

At December 31, 2001, Property and Equipment consisted of the following:

| | Costs | Accumulated Depreciation/ Amortization | Life |
|---|---|---|---|
| Furniture and Fixtures | 284,098 | 194,509 | 5 –7 yrs. |
| Computer Equipment | 140,361 | 73,308 | 5 yrs. |
| Leasehold Improvements | 215,365 | 72,139 | 5 –7 yrs. |
| Automobiles | 52,362 | 15,709 | 5 yrs. |
| Capital Leases | 254,062 | 113,131 | 5 yrs. |
| | 946,248 | 468,796 | |

NOTE 4 – RELATED PARTY TRANSACTIONS:

(A) Due to related parties
Fees collected on behalf of the sole shareholder of the Company in the amount of $2,782,500. Also included in due to related parties is $402,632 due to an officer and former shareholder of the Company.

(B) Included in business development expense is $502,662 paid to Pavia Place, LLC., a member of which is an officer of the Company, under a dry lease agreement. This agreement requires the Company to pay aircraft rental to Pavia Place LLC, including a prorated share of a monthly management fee as well as a direct usage hourly charge.

(C) During the year, the Company paid $100,000 of placement fees to an entity owned by a shareholder of Pali Capital, Inc's. parent.

## NOTE 5 – CAPITALIZED LEASE OBLIGATION:

The Company obtained computer and telephone equipment under various capital leases expiring through 2004. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

As of December 31, 2001, minimum future lease payments under said capital leases are:

| Year Ending December 31, | Amount |
|---|---|
| 2002 | $ 110,669 |
| 2003 | 31,964 |
| 2004 | 7,885 |
| Total Minimum Lease Payments | 150,518 |
| Less: Amounts Representing Interest | 16,431 |
| Net Minimum Lease Payments | $134,087 |

## NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Leases

The Company leases office space under non-cancelable operating leases in New York City and Mt. Kisco, New York expiring through March 2005. The Company sublets one New York City location under a non-cancelable operating lease, with the same terms as the original lease expiring December 31, 2003, for $31,500 per annum. In addition, the Company is reimbursed on a month-to-month basis for office space shared with various soft dollar commission clients.

Rent expense for the period was $93,062, net of $7,875 of rental income, and $25,289 for shared office space.

Future minimum rentals payments under the above non-cancelable operating leases as of December 31, 2001 are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2002 | $ 340,574 |
| 2003 | 354,526 |
| 2004 | 325,667 |
| 2005 | 30,518 |
| Total | $1,051,285 |

On February 15, 2002, the Company committed to a 10-1/2 year non-cancelable operating lease for additional office space at $1,616,384 per annum for the first five years and $1,760,704 per annum for the balance of the lease.

NOTE 6 - COMMITMENTS AND CONTINGENCIES: (continued)

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – OTHER REVENUE:

Other revenue consists of the following:

| | |
|---|---|
| Placement Fees | $ 1,358,554 |
| Structured Product Fees | 1,000,000 |
| Total | $ 2,358,554 |

NOTE 8 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $100,000 and requires that the net capital not fall below 120% of the minimum amount, i.e. $120,000. At December 31, 2001, the Company had net capital of $1,160,857 which was $640,447 in excess of its minimum required net capital of $520,410. The Company's net capital ratio was 6.7 to 1.

SUPPLEMENTARY

INFORMATION

SCHEDULE 1

# PALI CAPITAL, INC.
# (FORMERLY KNOWN AS KELCOP GROUP, INC.)
# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
# AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL | |
| Total Members' Equity Qualified For Net Capital | $ 2,131,979 |
| Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital | -0- |
| Total Capital And Allowable Subordinated Liabilities | 2,131,979 |
| Deductions | |
| A. Non-Allowable Assets | |
| Other receivables | 113,323 |
| Non-Allowable Investments | 20,100 |
| Property and Equipment – Net | 477,452 |
| Security Deposit | 92,741 |
| Prepaid Expenses | 68,125 |
| Total Non-Allowable Assets | 771,741 |
| Net Capital Before Haircuts On Securities Positions (Tentative Net Capital) | 1,360,238 |
| Haircut On Securities Trading And Investment Securities | 199,381 |
| Net Capital | $ 1,160,857 |
| AGGREGATE INDEBTEDNESS | |
| Items Included In Statement Of Financial Condition | |
| Accrued Expenses | $ 4,486,931 |
| Capital Lease Obligations | 134,087 |
| Due to Related Parties | 3,185,132 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 7,806,150 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum Net Capital Required | $ 520,410 |
| TOTAL | $ 1,160,857 |
| Excess Net Capital | $ 640,447 |

The accompanying notes are an integral part of these financial statements.

PALI CAPITAL, INC.
(FORMERLY KNOWN AS KELCOP GROUP, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

| | |
|---|---|
| Excess Net Capital at 1500% | $ 640,447 |
| Excess Net Capital at 1000% | $ 380,242 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 6.7245 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report | $ 1,160,857 |
| Net Audit Adjustments | -0- |
| NET CAPITAL PER ABOVE | $ 1,160,857 |

The accompanying notes are an integral part of these financial statements.

Report on Internal Control Required by
SEC Rule 17a – 5 for a Broker Dealer Claiming
An Exemption from SEC Rule 15c3 – 3

To The Board of Directors
Pali Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pali Capital, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors,
Pali Capital, Inc.
Page Two

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Lerner Lerner & Mogavero CPAs PC

February 21, 2002